Subject to Completion, Pricing Supplement dated April 28, 1997

PROSPECTUS Dated January 24, 1997              Pricing Supplement No. 38 to
PROSPECTUS SUPPLEMENT                  Registration Statement No. 333-18005
Dated January 24, 1997                                Dated April    , 1997
                                                             Rule 424(b)(3)
                                     $
                         Morgan Stanley Group Inc.
                        MEDIUM-TERM NOTES, SERIES C
                          Senior Fixed Rate Notes

           5.75% MANDATORILY EXCHANGEABLE NOTES DUE JUNE 1, 1999

Mandatorily Exchangeable For 5 3/4% Convertible Subordinated Debentures Due
                                  2002 of
                          COSTCO COMPANIES, INC.

               The Mandatorily Exchangeable Notes due June 1, 1999 (the "Notes") are Medium-Term Notes, Series C (Senior Fixed Rate Notes) of Morgan Stanley Group Inc. (the "Company"), as further described below and in the Prospectus Supplement under "Description of Notes - Exchangeable Notes." The Notes are mandatorily exchangeable for the 5 3/4% Convertible Subordinated Debentures Due 2002 (the "Costco Bonds," and each $1,000 principal amount thereof, a "Costco Bond") of Costco Companies, Inc. (successor to the obligations of Costco Wholesale Corporation with respect to the Costco Bonds) ("Costco"). The Costco Bonds are convertible into the common stock, par value $.01 per share, of Costco (the "Costco Stock") pursuant to the terms and conditions set forth therein.

               The Notes will be offered in par amounts of $1,000 per Note (each such amount, a "Par Amount") and will mature on June 1, 1999. Interest on the Notes will accrue at a rate of 5.75% of the Par Amount thereof and will be payable on each June 1 and December 1, commencing December 1, 1997, subject to a default by Costco in the payment of interest on the Costco Bonds or to the payment of an Early Payment, each as further described below. In order to match the accrual periods of the Costco Bonds, interest on the Notes will accrue from and including each May 15 and November 15 (or in the case of the first interest period, from and including the Issue Date) to but excluding each following November 15 and May 15, as applicable.

               At maturity or earlier redemption of the Notes, the Par Amount of each Note will be mandatorily exchanged by the Company into one Costco Bond. At maturity or earlier redemption of the Notes, a holder of Notes will also receive an amount per Par Amount of such Notes (the "Supplemental Amount") based on the increase, if any, in the Final Average Market Price of
Costco Stock over $      (the "Benchmark Price"). The Supplemental Amount, if
any, will be calculated on the second scheduled Trading Day immediately preceding the Maturity Date or the Note Redemption Date, as the case may be
(the "Determination Date"), and will equal the product of (i)     (the
"Multiplier") and (ii) the difference between the Final Average Market Price of the Costco Stock and the Benchmark Price, provided that the Supplemental Amount will not be less than zero. The Final Average Market Price will equal the arithmetic average of the Market Price of Costco Stock for each of the Trading Days in the period beginning on the tenth scheduled Trading Day preceding the Determination Date and ending on and including the Determination Date. See "Final Average Market Price" and "Market Disruption Event" in this Pricing Supplement.

               If Morgan Stanley & Co. Incorporated, as Calculation Agent for the Notes, determines that an Event of Default, as defined in the Costco Indenture, has occurred with respect to the Costco Bonds, the Notes may be redeemed at the option of the Company on the Note Redemption Date, upon not less than 30 nor more than 60 days' notice, for one Costco Bond per Par Amount of Notes upon delivery of the Notes to the Trustee. At such Note Redemption Date, the holder of each Note will also receive the Supplemental Amount, if any, as determined on the applicable Determination Date.

               If the Costco Bonds are called or otherwise redeemed by Costco prior to the Maturity Date, the Company will pay to holders of the Notes, on the Early Payment Date, an amount per Par Amount (the "Early Payment") equal to the total proceeds paid per Costco Bond to the holders of the Costco Bonds, including any accrued and unpaid interest; provided that if Parity for a Costco Bond on the Trading Day immediately preceding the last available conversion date for such Costco Bond (the "Deemed Conversion Date") exceeds such amount, the Early Payment will consist of the number of shares of Costco Stock payable to the holder of each Costco Bond upon conversion of such Costco Bond into Costco Stock. If the Early Payment consists of shares of Costco Stock, holders of the Notes will not be entitled to receive any accrued and unpaid interest on the Notes if the conversion of Costco Bonds to Costco Stock on the Deemed Conversion Date by a holder of Costco Bonds would result in a forfeiture of any accrued and unpaid interest on such Costco Bonds. Upon payment of the Early Payment by the Company, no further payment of interest on the Notes will be made, except that the Supplemental Amount, if any, will be paid at the maturity of the Notes.

                If there is a default by Costco with respect to the payment of interest on the Costco Bonds, payments of interest on the Notes will be discontinued and, unless the Notes have been previously redeemed, will resume if, when and to the extent such default is cured by Costco. See
"Discontinuance of Interest Payments" in this Pricing Supplement.

               Costco is not affiliated with the Company, is not involved in this offering of Notes and will have no obligations with respect to the Notes. See "Historical Information" in this Prospectus Supplement for information on the range of Market Prices for Costco Bonds and Costco Stock. The value of the Costco Bonds or Costco Stock, as the case may be, received by a holder of the Notes upon maturity or upon redemption, determined as described herein, may be more or less than the Par Amount of the Notes.

               Solely for purposes of adjustment upon the occurrence of certain corporate events, the Benchmark Price and the Multiplier are each subject to certain antidilution adjustments. See "Antidilution Adjustments"
in this Pricing Supplement.   The Company will cause the Supplemental Amount,
the Final Average Market Price, any Market Price and any antidilution adjustments to be determined by the Calculation Agent for The Chase Manhattan Bank, as Trustee under the Senior Debt Indenture.

               An investment in the Notes entails risks not associated with similar investments in a conventional debt security, as described under "Risk Factors" on PS-6 through PS-8 herein.



                         ------------------------
                PRICE $      Per Note Plus Accrued Interest

                         ------------------------


                          Price to Public(1)      Agent's Commissions(2)      Proceeds to Company(1)
                          ------------------      ----------------------      ----------------------
Per Note.............             $                         $                           $
Total................             $                         $                           $

-----------------
(1) Plus accrued interest, if any, from            , 1997.
(2) The Company has agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act of 1933.

                           MORGAN STANLEY & CO.
                               Incorporated


CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, THE COSTCO BONDS OR THE COSTCO STOCK. SPECIFICALLY, THE AGENT MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE NOTES, THE COSTCO BONDS OR THE COSTCO STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "SUPPLEMENTAL INFORMATION CONCERNING PLAN OF DISTRIBUTION" AND "USE OF PROCEEDS AND HEDGING."

Capitalized terms not defined herein or in the Glossary attached as Annex A hereto have the meanings given to such terms in the accompanying Prospectus Supplement.


Principal Amount.............. $

Maturity Date................. June 1, 1999

Interest Rate.................   5.75% of the Par Amount, subject to a
                                 default by Costco in the payment of
                                 interest on the Costco Bonds or to the
                                 payment of an Early Payment.  See "Early
                                 Payment" and "Discontinuance of Interest
                                 Payments" below.

Interest Accrual Periods......   In order to match the accrual periods of
                                 the Costco Bonds, interest on the Notes
                                 will accrue from and including each May 15 and November 15 (or in the case of the first interest period, from and including the Issue Date) to but excluding each following November 15 and May 15, as applicable, and will be payable on the following December 1 and June 1, as applicable.

Interest Payment Dates.......    Each June 1 and December 1, commencing
                                 December 1, 1997, subject to a default by Costco in the payment of interest on the Costco Bonds or to the payment of an Early
                                 Payment.  See "Early Payment" and
                                 "Discontinuance of Interest Payments" below.

Specified Currency............   U.S. Dollars

Issue Price...................   $      per Note (     % of the Par Amount)

Par Amount....................   $1,000

Original Issue Date
(Settlement Date).............              , 1997

CUSIP.........................

Book Entry Note or
Certificated Note.............   Book Entry

Senior Note or Subordinated
 Note ........................   Senior

Denominations.................   $1,000 and integral multiples thereof

Trustee.......................   The Chase Manhattan Bank

Exchange at Maturity..........   At maturity (including as a result of
                                 acceleration, redemption or otherwise),
                                 the Par Amount of each Note will be
                                 mandatorily exchanged by the Company into one Costco Bond, except as described below under "Early Payment."

                                 On the Maturity Date, the Company will, or will cause the Calculation Agent to, deliver the Costco Bonds (and cash in respect of any accrued and unpaid interest due) to the Trustee for delivery to the
                                 holders. References to payment "per Note" refer to each Par Amount of Notes, and references to payment "per Costco Bond" refer to each $1,000 principal amount of any Costco Bond.

                                 All percentages resulting from any
                                 calculation with respect to the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655%
                                 (or .0987655)), and all dollar amounts
                                 related to payments at maturity or upon
                                 redemption resulting from such calculation will be rounded to the nearest cent with one-half cent being rounded upwards.

Supplemental Amount...........   At maturity (including as a result of
                                 acceleration, redemption or otherwise) a holder of Notes will receive an amount per Note (the "Supplemental Amount") based on the increase, if any, in the Final Average
                                 Market Price of Costco Stock over the
                                 Benchmark Price. The Supplemental Amount, if any, will be calculated on the Determination Date and will equal the product of the (i) the Multiplier and (ii) the difference between the Final Average
                                 Market Price of the Costco Stock and the Benchmark Price, provided that the
                                 Supplemental Amount will not be less than zero. The Supplemental Amount is described by the following formula:

                                 Multiplier x (Final Average Market Price of
                                 Costco Stock - Benchmark Price)

                                 ; provided that the Supplemental Amount
                                 will not be less than zero.  The
                                 Multiplier and the Benchmark Price are
                                 subject to adjustment upon the occurrence of certain corporate events. See "Antidilution Adjustments" below.

                                 The Company will, or will cause the
                                 Calculation Agent to, (i) provide written notice to the Trustee at its New York office, on which notice the Trustee can conclusively rely, and to the holder on or prior to 10:30 a.m. on the Business Day immediately preceding the Maturity Date or the Note Redemption Date, as the case may be, of the Supplemental Amount to be delivered per Note and (ii) deliver such Supplemental Amount to the Trustee for delivery to the holders.

Final Average Market Price....   The Final Average Market Price will be
                                 determined by the Calculation Agent and will equal the arithmetic average of the Market
                                 Price of Costco Stock for each of the 10 scheduled Trading Days in the Calculation
                                 Period (each a "Calculation Date"); provided that, if a Market Disruption Event occurs on any such Calculation Date or if any such Calculation Date is not an actual Trading Day
                                 (consequently, a "Non-Calculation Date"), then the Calculation Agent shall disregard such Non-Calculation Date and shall weight the Market Price of Costco Stock for each succeeding Calculation Date during the
                                 Calculation Period to ratably distribute the intended weight of such Non-Calculation Date across the remaining Calculation Dates.
                                 Accordingly, if there is a Non-Calculation
                                 Date during the Calculation Period, the
                                 weightings of the Market Price of Costco
                                 Stock for the Calculation Dates will be
                                 calculated as follows:  (A) each Calculation
                                 Date preceding the first Non-Calculation Date will receive a weighting of 1/10 and (B) each Calculation Date following a Non-Calculation
                                 Date will receive a weighting that equals a fraction (i) the numerator of which will be the fraction that equals 1 minus the sum of the weights of all preceding Calculation
                                 Dates and (ii) the denominator of which will be the number of scheduled Calculation Dates from and including the first Calculation Date following a Non-Calculation Date to and including the last scheduled Calculation Date in the Calculation Period. If there is no succeeding Trading Day in the Calculation
                                 Period on which a Market Disruption Event does not occur, the Market Price of Costco
                                 Stock for each Calculation Date occurring after a Non-Calculation Date shall be determined on the last Trading Day in the Calculation Period, notwithstanding the occurrence of a Market Disruption Event on such Trading Day. If there is no actual
                                 Trading Day during the Calculation Period following a Non-Calculation Date, the
                                 Calculation Agent will determine the Market
                                 Price of Costco Stock for the remaining
                                 Calculation Dates in the Calculation Period using its good faith estimate of the closing price that would have prevailed if such Calculation Dates were Trading Days.

Early Payment.................   If the Costco Bonds are called or otherwise
                                 redeemed on a date prior to the Maturity
                                 Date, the Company will (i) deliver to the holders of the Notes notice of such redemption and (ii) pay to holders on the Early Payment Date an amount per Note (the
                                 "Early Payment") equal to the total
                                 proceeds paid per Costco Bond to the
                                 holders of the Costco Bonds, including any accrued and unpaid interest on such Costco
                                 Bonds; provided that if Parity for the
                                 Costco Bonds, as determined by the
                                 Calculation Agent, on the Trading Day
                                 prior to last available conversion date
                                 for the Costco Bonds (the "Deemed
                                 Conversion Date") exceeds the amount
                                 described above, then the Early Payment
                                 will consist of the number of shares of
                                 Costco Stock payable to the holder of a
                                 Costco Bond upon conversion of such Costco
                                 Bond into Costco Stock on the Deemed
                                 Conversion Date.  Upon payment of the
                                 Early Payment by the Company, no further interest payments on the Notes will be made, except that the Supplemental Amount, if any, will be paid at the maturity of the Notes.

                                 If the Early Payment consists of shares of Costco Stock, holders of the Notes will not be entitled to receive any accrued and unpaid interest on the Notes if the conversion of Costco Bonds to Costco Stock on the Deemed Conversion Date by a holder of Costco Bonds would result in a forfeiture of any accrued and unpaid interest on such Costco Bonds.

                                 The Company will, or will cause the
                                 Calculation Agent to, (i) provide written notice to the Trustee at its New York office, on which notice the Trustee can conclusively rely, and to the holder on or prior to 10:30 a.m. on the Business Day immediately preceding the Early Payment Date (A) whether the Early Payment will be in cash or Costco Stock (and cash in respect of any fractional share of Costco Stock), (B) of the amount of cash or Costco Stock to be delivered per Note and
                                 (C) that such payment is pursuant to a
                                 redemption of the Costco Bonds and (ii)
                                 deliver on the Early Payment Date such
                                 cash or Costco Stock (and cash in respect of any fractional shares of Costco Stock) to the Trustee for delivery to the holders.

Optional Redemption...........   If the Calculation Agent determines that an
                                 Event of Default, as defined in the Costco
                                 Indenture, has occurred with respect to
                                 the Costco Bonds, the Notes may be
                                 redeemed at the option of the Company on the Note Redemption Date, upon not less than 30 nor more than 60 days' notice, for one Costco Bond per Note upon delivery of such Note to the Trustee. On such Note
                                 Redemption Date, the holder of each Note will also receive the Supplemental Amount, if any, as determined on the Determination
                                 Date, and, if Costco has paid interest on the Costco Bonds since the Interest
                                 Payment Date immediately preceding the
                                 Note Redemption Date, the Company will pay to the holder of each Note the amount of such interest that pertains to one Costco
                                 Bond.

                                 The Company will, or will cause the
                                 Calculation Agent to, (i) provide written notice to the Trustee at its New York office, on which notice the Trustee can conclusively rely, and to the holder on or prior to 10:30 a.m. on the Business Day immediately preceding the Note Redemption Date (A) of the Supplemental Amount, if any, to be delivered per Note and (B) of the amount of accrued and unpaid interest, if any, to be delivered per Note and (ii) deliver on the Note Redemption Date such Supplemental Amount, any accrued and unpaid interest and one Costco Bond per Note to the Trustee for delivery to the holders.

Discontinuance of Interest
Payment.......................   Payments of interest on the Notes will be
                                 discontinued if there is a default by
                                 Costco with respect to the payment of
                                 interest on the Costco Bonds and, unless the Notes have been previously redeemed, will resume if, when and to the extent that such default is cured by Costco.
                                 Upon a cure by Costco of any such default, the Company will promptly, but in no event later that two Business Days following the date on which holders of the Costco Bonds receive a payment of interest with respect to such Costco Bonds, pay to each holder an amount per Note equal to the amount of interest paid by Costco to the holders of a Costco Bond. Payment of interest on the Notes will thereafter be paid on the next succeeding Interest Payment Date, subject to the conditions set forth in this paragraph.

                                 A discontinuance of interest payments
                                 pursuant to the immediately preceding
                                 paragraph will not constitute a default under the Senior Debt Indenture.

                                 The Company will, or will cause the
                                 Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee can conclusively rely, and to the holder (i) no later than 10:00 a.m. on the Business Day next succeeding any Interest Payment Date on which a default by Costco with respect to the payment of interest on the Costco Bonds has occurred of such default and (ii) no later than 10:00 a.m. on the Business Day next succeeding any payment of interest on the Costco Bonds by Costco to cure any such default of the amount of interest to be delivered per Note.

Calculation Agent.............   Morgan Stanley & Co. Incorporated and its
                                 successors ("MS & Co.")

                                 Because the Calculation Agent is an
                                 affiliate of the Company, potential
                                 conflicts of interest may exist between
                                 the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in adjusting the Multiplier or the Benchmark Price or in making other antidilution adjustments or determining any Market Price or whether a Market Disruption Event has occurred. See "Antidilution Adjustments" and "Market Disruption Event" below. MS & Co. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Risk Factors..................   An investment in the Notes entails
                                 significant risks not associated with similar investments in a conventional debt security, including the following:

                                 The Notes combine features of equity and debt instruments. Because the prices of the Costco Bonds and the Costco Stock are each subject to market fluctuations, the value of the Costco Bonds or Costco Stock, as the case may be, received by a holder of Notes upon exchange at maturity, as an Early Payment or upon an optional redemption, determined as described herein, together with the value of the Supplemental Amount, if any, due at such time, may be less than the Issue Price of the Notes. An investment in the Notes may result in an investment loss if the sum of
                                 (i) the total interest payments on a Note,
                                 (ii) the value of a Costco Bond delivered with respect to a Note and (iii) the Supplemental Amount is less than the Issue Price of the Notes.

                                 Because the payment of interest on the
                                 Notes is contingent on the payment of
                                 interest by Costco on the Costco Bonds,
                                 holders of the Notes will take credit risk with respect to Costco on interest payments, as well as on the Costco Bonds or Costco Stock that they may receive upon exchange at maturity, as an Early Payment or upon optional redemption of the Notes.

                                 Although the Benchmark Price and the
                                 Multiplier are each subject to adjustment for certain corporate events, such adjustments do not cover all events that could affect the amount that holders of the Notes are entitled to receive at maturity or upon an optional redemption of the Notes, including, without limitation, the occurrence of a partial tender or exchange offer for the Costco Stock by Costco or any third party. Such other events may adversely affect the market value of the Notes.

                                 There can be no assurance as to how the
                                 Notes will trade in the secondary market or whether such market will be liquid or illiquid. Securities with characteristics similar to the Notes are novel securities, and there is currently no secondary market for the Notes. The market value for the Notes will be affected by a number of factors in addition to the creditworthiness of the Company and the value of the Costco Bonds and of the Costco Stock, including, but not limited to, the volatility of Costco Stock, the dividend rate on Costco Stock, market interest and yield rates and the time remaining to the maturity of the Notes.
                                 In addition, the value of Costco Bonds and of Costco Stock depends on a number of interrelated factors, including the creditworthiness of Costco, and other economic, financial and political events, that can affect the debt and equity markets generally and the market segment of which Costco is a part and over which the Company has no control. The market value of the Notes is expected to depend primarily on changes in the creditworthiness of Costco and the Market Price of Costco Stock and of Costco Bonds. The price at which a holder will be able to sell Notes prior to maturity may be at a discount, which could be substantial, from the Issue Price thereof, if, at such time, the Market Price of the Costco Bonds or of the Costco Stock is below, equal to or not sufficiently above the Issue Price. The historical Market Prices of Costco Bonds and of the Costco Stock should not be taken as an indication of the future performance of Costco Bonds or of the Costco Stock during the term of any Note.

                                 The Notes will not be listed on any
                                 national securities exchange or accepted for quotation on a trading market and, as a result, pricing information for the Notes may be difficult to obtain.

                                 The Company is not affiliated with Costco and, although the Company as of the date of this Pricing Supplement does not have any material non-public information concerning Costco, corporate events of Costco, including those described below in "Antidilution Adjustments," are beyond the Company's ability to control and are difficult to predict.

                                 Costco is not involved in the offering of the Notes and has no obligations with respect to the Notes, including any obligation to take the interests of the Company or of holders of Notes into consideration for any reason. Costco will not receive any of the proceeds of the offering of the Notes made hereby and is not responsible for, and has not participated in, the determination of the timing of, prices for or quantities of, the Notes offered hereby.

                                 Holders of the Notes will not be entitled to any rights with respect to the Costco Bonds or the Costco Stock (including, without limitation, voting rights, the rights to receive any dividends or other distributions in respect thereof (other than interest on the Costco Bonds, to the extent described herein) and the right to tender or exchange Costco Stock or Costco Bonds in any partial tender or exchange offer by Costco or any third party) until such time as the Company delivers Costco Bonds or shares of Costco Stock, as applicable, to holders of the Notes on the Maturity Date, the Early Payment Date or the Note Redemption Date, as applicable.

                                 Because the Calculation Agent is an
                                 affiliate of the Company, potential
                                 conflicts of interest may exist between
                                 the Calculation Agent and the holders of the Notes, including with respect to the determination of the Supplemental Amount, whether any Market Disruption Event has occurred, any Market Price, the Final Average Market Price and certain antidilution adjustments that may influence the determination of the amount of Costco Stock or other property receivable at the maturity of the Notes, as an Early Payment or upon optional redemption. See "Antidilution
                                 Adjustments."

                                 It is suggested that prospective investors who consider purchasing the Notes should reach an investment decision only after carefully considering the suitability of the Notes in light of their particular circumstances.

                                 Investors should also consider the tax
                                 consequences of investing in the Notes.
                                 Under the characterization of the Notes
                                 agreed to by the Company and the holders, the amount of original issue discount recognized by a holder of a Note will be more than the stated interest paid on such Note. No statutory, judicial or administrative authority definitively addresses the characterization for U.S. federal income tax purposes of the Notes or instruments similar to the Notes. As a result, significant aspects of the U.S. federal income tax treatment of an investment in the Notes are uncertain. No ruling has been or will be requested from the Internal Revenue Service ("IRS") with respect to the Notes and no assurance can be given that the IRS or a court will agree with the analysis set forth herein. See "United States Federal Income Taxation" below.

Antidilution Adjustments......   The Multiplier and the Benchmark Price will
                                 be adjusted as follows:

                                 1.  If Costco Stock is subject to a stock
                                 split or reverse stock split, then once
                                 such split has become effective, the
                                 Multiplier will be adjusted to equal the product of the prior Multiplier and the number of shares issued in such stock split or reverse stock split with respect to one share of Costco Stock.

                                 2.  If Costco Stock is subject to a stock
                                 dividend (issuance of additional shares of Costco Stock) that is given ratably to all holders of shares of Costco Stock, then once the dividend has become effective and Costco Stock is trading ex-dividend, the Multiplier will be adjusted so that the new Multiplier will equal the prior Multiplier plus the product of (i) the number of shares issued with respect to one share of Costco Stock and (ii) the prior Multiplier.

                                 3.  There will be no adjustments to the
                                 Multiplier to reflect cash dividends or
                                 other distributions paid with respect to Costco Stock other than distributions described in Extraordinary Dividends as described below. A cash dividend or other distribution with respect to Costco Stock will be deemed to be an "Extraordinary Dividend" if such dividend or other distribution exceeds the immediately preceding non-Extraordinary Dividend for Costco Stock by an amount equal to at least 10% of the Market Price of Costco Stock on the Trading Day preceding the ex-dividend date for the payment of such Extraordinary Dividend (the "ex-dividend date"). If an Extraordinary Dividend occurs with respect to Costco Stock, the Multiplier with respect to Costco Stock will be adjusted on the ex-dividend date with respect to such Extraordinary Dividend so that the new Multiplier will equal the product of (i) the then current Multiplier and (ii) a fraction, the numerator of which is the Market Price on the Trading Day preceding the ex-dividend date, and the denominator of which is the amount by which the Market Price on the Trading Day preceding the ex-dividend date exceeds the Extraordinary Dividend Amount. The "Extraordinary Dividend Amount" with respect to an Extraordinary Dividend for Costco Stock will equal (i) in the case of cash dividends or other distributions that constitute quarterly dividends, the amount per share of such Extraordinary Dividend minus the amount per share of the immediately preceding non-Extraordinary
                                 Dividend for Costco Stock or (ii) in the case of cash dividends or other distributions that do not constitute quarterly dividends, the amount per share of such Extraordinary Dividend. To the extent an Extraordinary Dividend is not paid in cash, the value of the non-cash component will be determined by the Calculation Agent, whose determination will be conclusive.

                                 4.  If Costco issues rights or warrants to
                                 all holders of Costco Stock to subscribe for or purchase Costco Stock at an exercise price per share less than the Market Price of the Costco Stock on (i) the date the exercise price of such rights or warrants is determined and (ii) the expiration date of such rights or warrants, and if the expiration date of such rights or warrants precedes the maturity of the Notes or the Note Redemption Date, as applicable, then the Multiplier will be adjusted to equal the product of the prior Multiplier and a fraction, the numerator of which will be the number of shares of Costco Stock outstanding immediately prior to the issuance of such rights or warrants plus the number of additional shares of Costco Stock offered for subscription or purchase pursuant to such rights or warrants and the denominator of which will be the number of shares of Costco Stock outstanding immediately prior to the issuance of such rights or warrants plus the number of additional shares of Costco Stock which the aggregate offering price of the total number of shares of Costco Stock so offered for subscription or purchase pursuant to such rights or warrants would purchase at the Market Price on the expiration date of such rights or warrants, which will be determined by multiplying such total number of shares offered by the exercise price of such rights or warrants and dividing the product so obtained by such Market Price.

                                 5.  If (i) there occurs any
                                 reclassification of Costco Stock, (ii)
                                 Costco, or any surviving entity or
                                 subsequent surviving entity of Costco (a
                                 "Costco Successor") has been subject to a merger, combination or consolidation and is not the surviving entity, (iii) any statutory exchange of securities of Costco or any Costco Successor with another corporation occurs (other than pursuant to clause (ii) above), (iv) Costco is liquidated, (v) Costco issues to all of its shareholders equity securities of an issuer other than Costco (other than in a transaction described in clauses (ii),
                                 (iii) or (iv) above) (a "Spin-off Event") or (vi) a tender or exchange offer is consummated for all the outstanding shares of Costco Stock (any such event in clauses
                                 (i) through (vi) a "Reorganization
                                 Event"), the method of determining the
                                 Supplemental Amount shall be adjusted so that the Transaction Value, as defined below, of the securities, cash or any other assets distributed in any such Reorganization Event, including, in the case of a Spin-off Event, the share of Costco Stock with respect to which the spun-off security was issued
                                 (collectively, the "Exchange Property")
                                 will be used in lieu of the Market Price of the Costco Stock on the Determination Date for purposes of determining the Supplemental Amount. "Transaction Value" means the sum of (i) for any cash received in any such Reorganization Event, the amount of cash received per share of Costco Stock, (ii) for any property other than cash or securities received in any such Reorganization Event, the market value of such Exchange Property received for each share of Costco Stock at the date of the receipt of such Exchange Property, as determined by the Calculation Agent and
                                 (iii) for any security received in any
                                 such Reorganization Event, an amount equal to the Market Price per share of such security as of the second scheduled Trading Day immediately prior to the Determination Date multiplied by the quantity of such security received for each share of Costco Stock.

                                 6.  Whenever the Multiplier is adjusted,
                                 as provided in paragraphs 1 through 4
                                 above, the Benchmark Price shall be
                                 adjusted (calculated to the nearest $.01) so that it will equal the price determined by multiplying such Benchmark Price immediately prior to such adjustment by a fraction the numerator of which will be the Multiplier immediately prior to such adjustment, the denominator of which shall be the Multiplier immediately thereafter.

                                 No adjustments to the Multiplier will be required unless such adjustment would require a change of at least 0.1% in the Multiplier then in effect. The Multiplier resulting from any of the adjustments specified above will be rounded to the nearest one thousandth with five ten-thousandths being rounded upward.

                                 No adjustments to the Multiplier or the
                                 Benchmark Price will be made other than
                                 those specified above.  The adjustments
                                 specified above do not cover all events
                                 that could affect the Market Price of the Costco Stock, including, without limitation, a partial tender or exchange offer for the Costco Stock.

                                 The Calculation Agent will be solely
                                 responsible for the determination and
                                 calculation of any adjustments to the
                                 Multiplier or the Benchmark Price, and its determinations and calculations with respect thereto will be conclusive.

                                 The Calculation Agent will provide
                                 information as to any adjustments to the Multiplier or the Benchmark Price upon written request by any holder of the Notes.

Alternate Exchange Calculation
in case of a Company
Event of Default...............  In case an Event of Default with respect to any Notes shall have occurred and be
                                 continuing, the amount declared due and
                                 payable upon any acceleration of the Notes will be determined by the Calculation Agent and will be equal to the portion of the Issue Price of the Notes attributed to the Deposit, as described under "United States Federal Income Taxation" below, plus any accrued but unpaid interest with respect to the Deposit, plus an amount equal to the value of the Supplemental Amount, all determined as of the date of such acceleration by a nationally recognized independent investment banking firm retained for this purpose by the Company.

Costco Bonds; Public
 Information...................  Costco operates a chain of wholesale cash and carry membership warehouses.  Costco
                                 Bonds and Costco Stock are registered
                                 under the Exchange Act.  Companies with
                                 securities registered under the Exchange
                                 Act are required to file periodically
                                 certain financial and other information
                                 specified by the Securities and Exchange
                                 Commission (the "Commission").
                                 Information provided to or filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices located at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, information provided to or filed with the Commission electronically can be accessed through a Website maintained by the Commission. The address of the Commission's Website is http:/www.sec.gov. Specific information regarding the Costco Bonds can be located by reference to Registration Statement No. 33-47750 as filed by Costco on Form S-3 with the Commission under the Securities Act of 1933. Information provided to or filed with the Commission by Costco pursuant to the Exchange Act of 1934 can be located by reference to Commission file number 0-20355. Additional information regarding Costco may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. The Company makes no representation or warranty as to the accuracy or completeness of such reports.

                                 THIS PRICING SUPPLEMENT RELATES ONLY TO
                                 THE NOTES OFFERED HEREBY AND DOES NOT
                                 RELATE TO, COSTCO BONDS, COSTCO STOCK OR
                                 OTHER SECURITIES OF COSTCO.  ALL
                                 DISCLOSURES CON TAINED IN THIS PRICING
                                 SUPPLEMENT REGARDING COSTCO ARE DERIVED
                                 FROM THE PUBLICLY AVAIL ABLE DOCUMENTS
                                 DESCRIBED IN THE PRECEDING PARAGRAPH.
                                 NEITHER THE COMPANY NOR THE AGENT HAS
                                 PARTICIPATED IN THE PREPARATION OF SUCH
                                 DOCUMENTS OR MADE ANY DUE DILIGENCE
                                 INQUIRY WITH RESPECT TO COSTCO IN
                                 CONNECTION WITH THE OFFERING OF THE NOTES.
                                 NEITHER THE COMPANY NOR THE AGENT MAKES
                                 ANY REPRESENTA TION THAT SUCH PUBLICLY
                                 AVAILABLE DOCUMENTS OR ANY OTHER PUBLICLY
                                 AVAILABLE INFORMATION REGARDING COSTCO ARE
                                 ACCURATE OR COMPLETE.  FURTHERMORE, THERE
                                 CAN BE NO ASSURANCE THAT ALL EVENTS
                                 OCCURRING PRIOR TO THE DATE HEREOF
                                 (INCLUDING EVENTS THAT WOULD AFFECT THE
                                 ACCURACY OR COMPLETENESS OF THE PUBLIC LY
                                 AVAILABLE DOCUMENTS DESCRIBED IN THE
                                 PRECEDING PARAGRAPH)  THAT WOULD AFFECT
                                 THE TRADING PRICE OF COSTCO BONDS OR
                                 COSTCO STOCK HAVE BEEN PUBLICLY DISCLOSED.
                                 SUBSE QUENT DISCLOSURE OF ANY SUCH EVENTS
                                 OR THE DISCLOSURE OF OR FAILURE TO
                                 DISCLOSE MATERIAL FUTURE EVENTS CONCERNING
                                 COSTCO COULD AFFECT THE VALUE RECEIVED AT
                                 MATURITY, UPON AN EARLY PAYMENT OR UPON
                                 REDEMPTION WITH RESPECT TO THE NOTES AND
                                 THEREFORE THE TRADING PRICES OF THE NOTES.

                                 NEITHER THE COMPANY NOR ANY OF ITS
                                 AFFILIATES MAKES ANY REPRESENTATION TO ANY
                                 PURCHASER OF NOTES AS TO THE PERFORMANCE
                                 OF COSTCO BONDS OR COSTCO STOCK.

                                 The Company or its affiliates may presently or from time to time engage in business with Costco including extending loans to, or making equity investments in, Costco or providing advisory services to Costco, including merger and acquisition advisory services. In the course of such business, the Company or its affiliates may acquire non-public information with respect to Costco and, in addition, one or more affiliates of the Company may publish research reports with respect to Costco. The statement in the preceding sentence is not intended to affect the rights of holders of the Notes under the securities laws. Any prospective purchaser of a Note should undertake an independent investigation of Costco as in its judgment is appropriate to make an informed decision with respect to an investment in Costco Bonds and Costco Stock.

Historical Information........   The following tables set forth the high and
                                 low Market Prices of the Costco Bonds and the Costco Stock during 1994, 1995, 1996 and 1997 through April 28, 1997. The Market Price of the Costco Bonds on April 28, 1997 was 98.50% and the Market Price of the Costco Stock on April 28, 1997 was $29.25. The Market Prices of the Costco Bonds listed below were obtained from MS & Co. and the Market Prices of the Costco Stock listed below was obtained from Bloomberg Financial Markets. The
                                 Company believes all such information to be accurate. The historical prices of Costco
                                 Bonds and the Costco Stock should not be taken as an indication of future performance, and no assurance can be given that the price of Costco Bonds or Costco Stock will not decrease so that the beneficial owners of the Notes will receive at maturity or upon redemption Costco Bonds or Costco Stock worth less than the principal amount of the Notes.
                                 Nor can assurance be given that the price of Costco Bonds or the price of Costco Stock will increase so that at maturity or upon redemption the beneficial owners of the Notes will receive an amount in excess of the principal amount of the Notes.


          Costco Bonds                     High            Low
          ------------                     ----            ---

(CUSIP # 221607AB0)

1994:
First Quarter....................           96 %             91 %
Second Quarter...................         92 1/2           83 5/8
Third Quarter....................             87           83 1/2
Fourth Quarter...................             86               80

1995:
First Quarter....................         87 1/4               80
Second Quarter...................         94 1/4           85 3/4
Third Quarter....................             94           90 3/8
Fourth Quarter...................         95 1/8           92 1/2

1996:
First Quarter....................         98 1/2           93 1/8
Second Quarter...................         95 1/4           90 7/8
Third Quarter....................         93 1/2           89 5/8
Fourth Quarter...................         97 1/4           93 1/2

1997:
First Quarter....................         99 1/4           96 3/4
Second Quarter
(through April 28, 1997).........         98 1/2           97 1/4



          Costco Stock                   High               Low
          ------------                   ----               ---

(CUSIP # 22160Q102)

1994:
First Quarter....................       $ 21 1/8         $ 17 1/8
Second Quarter...................             18           13 1/8
Third Quarter....................         16 1/16          14
Fourth Quarter...................         16 5/8           12 5/8

1995:
First Quarter....................             15           12 1/4
Second Quarter...................         16 1/4           13 5/16
Third Quarter....................         18 1/2           16 1/4
Fourth Quarter...................         17 3/4           14 3/8

1996:
First Quarter....................         19 1/2           14 3/4
Second Quarter...................         21 5/8           17 1/2
Third Quarter....................         22 1/8           19 3/4
Fourth Quarter...................         25 5/8           19 1/8

1997:
First Quarter....................             30           24 1/8
Second Quarter
(through April 28, 1997).........         29 5/8           26 7/8


                                 Costco has not paid cash dividends on the Costco Stock to date. The Company makes no representation as to the amount of dividends, if any, that Costco will pay in the future. In any event, holders of the Notes will not be entitled to receive dividends, if any, that may be payable on Costco Stock.

Use of Proceeds and Hedging...   The net proceeds to be received by the
                                 Company from the sale of the Notes will be used for general corporate purposes and, in part, by the Company or one or more of its affiliates in connection with hedging the Company's obligations under the Notes. See also "Use of Proceeds" in the accompanying
                                 Prospectus.

                                 On or prior to the date of this Pricing
                                 Supplement, the Company, through its
                                 subsidiaries or others, may hedge its
                                 anticipated exposure in connection with the Notes by taking positions in Costco Bonds or Costco Stock, in options contracts on Costco Stock listed on major securities markets or positions in any other instruments that it may wish to use in connection with such hedging. In the event that the Company pursues such a hedging strategy, the price at which the Company is able to purchase such positions may be a factor in determining the pricing of the Notes. Purchase activity could potentially increase the price of Costco
                                 Bonds or Costco Stock, and therefore
                                 effectively increase the level to which
                                 Costco Bonds or Costco Stock must rise before a holder of a Note would receive at maturity an amount of Costco Bonds or Costco Stock, as the case may be, worth as much as or more than the principal amount of the Notes. Although the Company has no reason to believe that its hedging activity will have a material impact on the price of Costco Bonds or Costco Stock, there can be no assurance that the Company will not affect such price as a result of its hedging activities. The Company, through its subsidiaries, is likely to modify its hedge position throughout the life of the Notes by purchasing and selling the securities and instruments listed above and any other available securities and instruments.

Supplemental Information
Concerning Plan of
Distribution:.................   In order to facilitate the offering of the
                                 Notes, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes, the Costco Bonds or the Costco Stock. Specifically, the Agent may overallot in connection with the offering, creating a short position in the Notes for its own account. In addition, to cover allotments or to stabilize the price of the Notes, the Agent may bid for, and purchase, the Costco Bonds or the Costco
                                 Stock in the open market.  See "Use of
                                 Proceeds and Hedging" above.

United States Federal
 Income Taxation..............   This summary addresses certain U.S.
                                 federal income tax consequences to holders who are initial holders of the Notes purchasing the Notes at the Issue Price, and who will hold the Notes, the Costco
                                 Bond and the Costco Stock as capital
                                 assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based on the Code, administrative pronouncements, judicial decisions and existing and proposed Treasury
                                 Regulations, changes to any of which
                                 subsequent to the date of this Pricing
                                 Supplement may affect the tax consequences described herein. This summary does not address all aspects of the U.S. federal income taxation that may be relevant to a particular holder in light of its individual circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws (e.g., certain financial institutions, insurance companies, tax-exempt organizations, dealers in options or securities, or persons who hold a Unit as a part of a hedging transaction, straddle, conversion or other integrated transaction). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

                                 As used herein, the term "Holder" means a beneficial owner of a Note that is, for U.S. federal income tax purposes, (i) a citizen or resident of the U.S., (ii) a corporation, partnership or other entity created or organized under the laws of the U.S. or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

                                 General

                                 Pursuant to the terms of the Note, the
                                 Company and every Holder of a Note agree
                                 (in the absence of an administrative
                                 determination or judicial ruling to the
                                 contrary) to characterize a Note for all tax purposes as an investment unit consisting of the following: (i) a contract that entitles the Holder of the Note to receive the Costco Bond at the maturity (or, alternatively, upon an earlier redemption of the Note) or Early Payment (the "Forward Contract") and obligates the Holder to deposit with the Company a fixed amount of cash to secure the Holder's purchase obligation under the Forward Contract (the "Deposit"), which Deposit is bearing interest (subject to certain limitations set forth herein) at a rate of % per annum; and (ii) the right to receive the Supplemental Amount ("the Supplemental Right") that is characterized as a cash-settlement option to purchase the Costco Stock (collectively, the "Components"). Furthermore, based on the Company's determination of the relative fair market values of the Components at the time of the Note's issuance, the Company will allocate % of the Issue Price of the Note to the Deposit, and the remainder to the Supplemental Right. The Company's allocation of the Issue Price among the Components will be binding on a Holder of the Note, unless such Holder timely and explicitly discloses to the Internal Revenue Service (the "IRS") that its allocation is different from the Company's. The treatment of the Note described above and the Company's allocation are not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes. Due to the absence of authorities that directly address instruments that are similar to the Notes, Davis Polk & Wardwell, special tax counsel to the Company ("Tax Counsel"), is unable to render an opinion as to the proper U.S. federal income tax characterization of the Notes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. ACCORDINGLY, PROSPECTIVE
                                 PURCHASERS ARE URGED TO CONSULT THEIR TAX
                                 ADVISORS REGARDING THE U.S.  FEDERAL
                                 INCOME TAX CONSEQUENCES OF AN INVESTMENT
                                 IN THE NOTES (INCLUDING ALTERNATIVE
                                 CHARACTERIZATIONS OF THE NOTES)  AND WITH
                                 RESPECT TO ANY TAX CONSEQUENCES ARISING
                                 UNDER THE LAWS OF ANY STATE, LOCAL OR
                                 FOREIGN TAXING JURISDICTION.  UNLESS
                                 OTHERWISE STATED, THE FOLLOWING DISCUSSION
                                 IS BASED ON THE TREATMENT AND THE
                                 ALLOCATION DESCRIBED ABOVE.

                                 Tax Treatment of the Notes

                                 Assuming the characterization of the Notes and the allocation of the Issue Price as set forth above, Tax Counsel believes that the following U.S. federal income tax consequences should result.

                                 Interest on the Deposit. The Deposit is likely to be subject to the "original issue discount" rules. In such case, each Holder, including a taxpayer who otherwise uses the cash method of accounting, would be required to include original issue discount ("OID") on the Deposit in income as it accrues, in accordance with a constant yield method based on a compounding of interest at % per annum. Generally, all of a Holder's taxable interest income with respect to the Note would be accounted for as OID, and payments of the Note's stated interest need not be separately reported as taxable income. Because the yield on the Deposit is higher than the stated interest rate, the amount of OID recognized by the Holder will generally be more than the stated interest paid to the Holder.

                                 Tax Basis.  Based on the Company's
                                 determination set forth above, the
                                 Holder's tax basis in the Supplement Right would be % of the Issue Price, and the Holder's tax basis in the Deposit would initially be % of the Issue Price. The Holder's tax basis in the Deposit will be subsequently increased by OID accrued with respect thereto and reduced by the amount of stated interest actually paid to such Holder.

                                 Settlement of the Forward Contract. Upon the final settlement of the Forward Contract, a Holder would, pursuant to the Forward Contract, be deemed to have applied the Deposit (including the excess of OID accrued over the stated interest) toward the purchase of Costco Bond or the Early Payment, and a Holder would not recognize any gain or loss with respect to any Costco Bond or Costco Stock (the "Non-Cash Proceeds") received thereon. With respect to any cash received upon settlement, a Holder would recognize gain or loss. The amount of such gain or loss would be the extent to which the amount of such cash received differs from the pro rata portion of the Holder's tax basis in the Deposit allocable to the cash. Any such gain or loss would generally be long-term capital gain or loss, as the case may be, if at the time the Note has been held for more than one year. With respect to any Non-Cash Proceeds received upon settlement, the Holder would have an adjusted tax basis in such Non-Cash Proceeds equal to the pro rata portion of the Holder's tax basis in the Deposit allocable thereto. The allocation of the Holder's tax basis in the Deposit between cash and Non-Cash Proceeds should be based on the amount of the cash received and the relative fair market value, as of the settlement date, of the Non-Cash Proceeds. The Holder's holding period of any Non-Cash Proceeds received would start on the day after the settlement date.

                                 Holders should note that while the accrued but unpaid OID on the Deposit would be taxable as ordinary income, any gain or loss recognized upon the final settlement of the Forward Contract or the subsequent sale or exchange of the Non-Cash Proceeds would be capital gain or loss. The distinction between capital gain or loss and ordinary gain or loss is potentially significant in several respects. For example, limitations apply to a Holder's ability to offset capital losses against ordinary income, and certain Holders may be subject to a lower U.S. federal income tax rate with respect to long-term capital gain than with respect to ordinary gain.

                                 Settlement of the Supplemental Right. Upon the final settlement of the Supplemental Right (i.e., upon the payment of the Supplemental Amount), a Holder would recognize gain or loss to the extent the Supplemental Amount differs from the Holder's tax basis in the Supplemental Right, and any such gain or loss would be long-term capital gain or loss, as the case may be, if at the time the Note has been held for more than one year.

                                 Sale or Exchange of the Components. Upon a sale or exchange of a Note prior to the maturity of the Note, a Holder would recognize taxable gain or loss equal to the difference between the amount realized on such sale or exchange and such Holder's tax basis in the Components so sold or exchanged. Any such gain or loss would generally be long-term capital gain or loss, as the case may be, if at the time the Note has been held for more than one year. Such Holder's tax basis in the Note would generally equal the sum of the Holder's tax bases in the Deposit and the Supplement Right, or, if the Forward Contract has been settled prior to such sale or exchange, the Holder's tax basis in the Supplemental Right. For these purposes, the amount realized does not include any amount attributable to accrued OID on the Deposit, which would be taxed as described under "-Interest on the Deposit" above.

                                 Possible Alternative Tax Treatments of an
                                 Investment in the Note

                                 Due to the absence of authorities that
                                 directly address the proper
                                 characterization of the Note, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning a Note under Treasury regulations governing contingent payment debt instruments (the "Contingent Payment Regulations").

                                 The Company will take the position that
                                 the Notes are not debt instruments, and
                                 therefore, that the Contingent Payment
                                 Regulations do not apply to the Notes. If the IRS were successful in asserting that the Contingent Payment Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a Holder would be required to accrue as OID, subject to the adjustments described below, income at a "comparable yield" on the Issue Price, which would be higher than the yield deemed to be paid on the Deposit. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a "comparable yield," be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. Furthermore, any gain realized with respect to the Note will generally be treated as ordinary income, and any loss realized will generally be treated as ordinary loss to the extent of the Holder's prior ordinary income inclusion (which were not previously reversed) with respect to the Note.

                                 Even if the Contingent Payment Regulations do not apply to the Note, other alternative U.S. federal income characterizations or treatments of the Notes are also possible, which may also affect the timing and the character of the income or loss with respect to the Notes. It is possible, for example, that a Note could be treated as including a pre-paid forward contract and one or more options. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes.

                                 Backup Withholding and Information Reporting

                                 A Holder of a Note may be subject to
                                 information reporting and to backup
                                 withholding at a rate of 31 percent of the amounts paid (or property delivered) to the Holder, unless such Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.


                                                       ANNEX A



                                   GLOSSARY


Benchmark Price...............   $ , subject to adjustment upon the
                                 occurrence of certain corporate events.
                                 See "Antidilution Adjustments".

Business Day..................   Any day other than a Saturday or Sunday,
                                 that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New
                                 York.

Calculation Agent.............   Morgan Stanley & Co. Incorporated and its
                                 successors ("MS & Co.")

Calculation Date..............   Each of the 10 scheduled Trading Days in the
                                 Calculation Period.

Calculation Period............   The period beginning on the tenth scheduled
                                 Trading Day preceding the Determination Date and ending on and including the Determination
                                 Date.

Company.......................   Morgan Stanley Group Inc.

Costco........................   Costco Companies, Inc.  (successor to the
                                 obligations of Costco Wholesale
                                 Corporation with respect to the Costco
                                 Bonds).

Costco Bond...................   Each $1,000 principal amount of the Costco
                                 Bonds.

Costco Bonds..................   5 3/4% Convertible Subordinated Debentures
                                 Due 2002 of Costco, or any successor security
                                 (CUSIP # 221607AB0).

Costco Indenture..............   The Indenture dated May 15, 1992 between
                                 Costco and the First Trust National
                                 Association, as Trustee.

Costco Stock..................   The common stock, par value $.01 per share,
                                 of Costco (CUSIP # 22160Q102).

Determination Date............   The second scheduled Trading Day preceding
                                 either (i) the Maturity Date or (ii) the Note Redemption Date.

Early Payment Date............   The third Trading Day succeeding the date
                                 on which the holders of the Costco Bonds receive payment of any and all amounts due upon a redemption of the Costco Bonds.

Market Disruption Event.......   "Market Disruption Event" means, with respect
                                 to Costco Stock:

                                  (i) a suspension, absence or material
                                 limitation of trading of Costco Stock on the primary market for Costco Stock for more than two hours of trading or during the one-half hour period preceding the close of trading in such market; or the suspension or material limitation on the primary market for trading in options contracts related to Costco Stock, if available, during the one-half hour period preceding the close of trading in the applicable market, in each case as determined by the Calculation Agent in its sole discretion; and

                                  (ii) a determination by the Calculation
                                 Agent in its sole discretion that the event described in clause (i) above materially interfered with the ability of the Company or any of its affiliates to unwind all or a material portion of the hedge with respect to the Notes.

                                 For purposes of determining whether a
                                 Market Disruption Event has occurred:  (1)
                                 a limitation on the hours or number of
                                 days of trading will not constitute a
                                 Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange,
                                 (2) a decision to permanently discontinue trading in the relevant option contract will not constitute a Market Disruption Event, (3) limitations pursuant to New York Stock Exchange Rule 80A (or any applicable rule or regulation enacted or promulgated by the New York Stock Exchange, any other self-regulatory organization or the Securities and Exchange Commission of similar scope as determined by the Calculation Agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading,
                                 (4) a suspension of trading in an options contract on Costco Stock by the primary securities market trading in such options, if available, by reason of (x) a price change exceeding limits set by such securities exchange or market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts will constitute a suspension or material limitation of trading in options contracts related to Costco Stock and (5) a suspension, absence or material limitation of trading on the primary securities market on which options contracts related to Costco Stock are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Market Price..................   With respect to Costco Bonds, the Market
                                 Price on any Trading Day will be the last reported bid price, regular way on such day as determined by the Bridge Capital
                                 Markets. If the last reported bid price is not available pursuant to the preceding sentence, the Market Price for any Trading
                                 Day will be the mean, as determined by the Calculation Agent, of the bid prices for Costco Bonds obtained from as many dealers in such Costco Bonds, but not exceeding three, as will make such bid prices available to the Calculation Agent.

                                 With respect to Costco Stock, if such
                                 Costco Stock is listed on a national
                                 securities exchange, is a security of The
                                 NASDAQ National Market ("NASDAQ NMS") or is included in the OTC Bulletin Board Service ("OTC Bulletin Board") operated by the National Association of Securities Dealers, Inc. (the "NASD"), the Market Price for one share of Costco Stock on any Trading Day means (i) the last reported sale price, regular way, on such day on the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended, on which Costco Stock is listed or admitted to trading or (ii) if not listed or admitted to trading on any such securities exchange or if such last reported sale price is not obtainable, the last reported sale price on the over-the-counter market as reported on the NASDAQ NMS or OTC Bulletin Board on such day. If the last reported sale price is not available pursuant to clause (i) or
                                 (ii) of the preceding sentence, the Market
                                 Price for any Trading Day will be the
                                 mean, as determined by the Calculation
                                 Agent, of the bid prices for Costco Stock obtained from as many dealers in such stock, but not exceeding three, as will make such bid prices available to the Calculation Agent. The term "NASDAQ NMS" shall include any successor to such system and the term "OTC Bulletin Board Service" shall include any successor service thereto.

Multiplier....................            , subject to adjustment upon the
                                 occurrence of certain corporate events.
                                 See "Antidilution Adjustments."

Note Redemption Date..........  The date, as specified by the Company in its notice of redemption, not less than 30 nor more than 60 days after the date on which the Company issues its notice of redemption, on which the Company, as a result of such redemption, redeems the Notes as described under "Optional Redemption."

Parity........................  With respect to any Trading Day, an amount equal to the product of (i) the Market Price of Costco Stock on such Trading Day and (ii) the then current conversion rate on the Costco Bonds.

Senior Debt Indenture.........  Senior Debt Indenture dated as of April 15,
                                1989 between the Company and The Chase
                                Manhattan Bank, as trustee, as supplemented by a First Supplemental Senior Indenture dated as of May 15, 1991 and a Second Supplemental Senior Indenture dated as of April 15, 1996.

Trading Day...................  A day, as determined by the Calculation
                                Agent, on which trading is generally
                                conducted (i) on the New York Stock Exchange
                                ("NYSE"), the American Stock Exchange, Inc.
                                ("AMEX") and the NASDAQ NMS and (ii) in the over-the-counter markets for debt and equity securities in the United States.